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                                                                     Exhibit 1.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
                       GUANGSHEN RAILWAY COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China)

                                (STOCK CODE: 525)

                           CLARIFICATION ANNOUNCEMENT

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The Board would like to clarify the accuracy of the articles in which it was reported that the proposed A Share Issue would not be able to be completed by the end of June 2005.

The Company had submitted the application for the A Share Issue to the CSRC and has been waiting for approval from the relevant committee of the CSRC. The Company has not received any indication as to when it would obtain such approval and is therefore unable to set a definite timetable.

The completion of the A Share Issue is one of the conditions to the completion of the Acquisition Agreement. If all the conditions to the completion of the Acquisition Agreement are not fulfilled or waived by the Company within 2 years from the date of the Acquisition Agreement, the Acquisition will not proceed.
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The board of directors (the "BOARD") of Guangshen Railway Company Limited (the
"COMPANY") referred to the circular of the Company dated 5 December 2004 (the "CIRCULAR") issued in respect of the proposed A Share Issue and the Acquisition and various articles published in newspapers on 22 June 2005 (the "ARTICLES"). The Board noted that it was reported in the Articles that the proposed A Share Issue would not be able to be completed by the end of June 2005 as previously expected. The Board would like to clarify the accuracy of the Articles. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company had submitted the application for the A Share Issue to the CSRC by the end of 2004. In order to proceed with the A Share Issue, the Company is required to obtain the approval from (CHINESE CHARACTERS) (Listing Approval Committee) of the CSRC. Such approval is still pending and the Company has not received any indication as to when it would obtain the approval. The Company is therefore unable to set a definite timetable for the proposed A Share Issue.

As disclosed in the Circular, the completion of the Acquisition Agreement is conditional upon the fulfilment or waiver of certain conditions, one of which being the completion of the A Share Issue and the amount raised from the A Share Issue is not less than 65% of the Consideration. Pursuant to the Acquisition Agreement, if all the conditions are not fulfilled or waived by the Company within 2 years from the date of the Acquisition Agreement, the Acquisition Agreement shall lapse and the Acquisition will not proceed.

As disclosed in the announcement of the Company dated 30 December 2004, the resolution approving the proposal relating to the A Share Issue shall be valid for one year from the date of approval, being 30 December 2004.


                                                     By Order of the Board
                                                          GUO XIANGDONG
                                                        Company Secretary


Shenzhen, The People's Republic of China, 22 June 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.